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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8- 23305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 North Legacy Ridge Drive Suite 300
(No. and Street)

Liberty Lake (City) WA (State) 99019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague Suite 300 (Address) Spokane (City) WA (State) 99204 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Michael O Nord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SALLY MANN NOTARY PUBLIC COMMISSION EXPIRES 4-10-2015 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2013 and 2012

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2013 and 2012

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Sirner
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt
Curt A. Andersen

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 5, 2014
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS	2013	2012
Cash	$ 262,677	$ 501,541
Segregated cash		39,000
Receivable from customers		232
Receivable from clearing broker	127,710	
Concessions receivable	22,642	19,547
Officer receivable	12,266	5,227
Secured demand notes receivable collateralized by marketable securities		450,000
Deposit and prepaid expense	600	4,025
Deposits with clearing brokers	331,000	58,000
DTCC common stock	7,338	7,201
Cash surrender value of officers' life insurance		22,967
Property and equipment, net	21,416	31,649
	$ 785,649	$ 1,139,389

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION, *Continued*
December 31, 2013 and 2012

LIABILITIES AND STOCKHOLDERS' EQUITY	**2013**	2012
Payable to brokers and dealers		$ 47,093
Payable to customers		19,443
Accounts payable	**$ 19,998**	31,913
Other liabilities	**22,642**	19,637
Accrued profit sharing plan contribution	**93,069**	97,667
Accrued payroll	**93,598**	114,580
Payroll and business taxes payable	**3,181**	4,199
Federal income taxes payable	**361**	2,232
Note payable		3,425
	232,849	340,189
Subordinated borrowings		450,000
Stockholders' equity:		
Common stock, $50 par value:		
Authorized, 667 and 1,000 shares;		
Issued and outstanding, 667 and 1,000 shares	**33,334**	50,000
Additional paid-in capital	**182,500**	237,883
Retained earnings	**336,966**	61,317
	552,800	349,200
	$ 785,649	$ 1,139,389

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions	**$ 1,692,808**	$ 1,936,051
Interest income	**9,652**	22,800
Life insurance proceeds	**500,000**	
Other income	**59,733**	79,465
	2,262,193	2,038,316
Expenses:		
Salesmen salaries and commissions	**687,968**	826,118
Office salaries	**309,725**	358,640
Payroll taxes	**70,177**	68,101
Profit sharing plan contribution	**93,069**	97,667
Medical insurance	**45,176**	54,231
Officers' life and disability insurance	**27,084**	8,200
Telephone and telequote	**29,811**	37,799
Rent	**122,086**	94,165
Office supplies and postage	**40,745**	74,711
Data processing	**40,500**	124,901
Clearing costs	**136,765**	72,212
Regulatory fees	**30,793**	37,639
Business and property taxes	**29,928**	37,598
Dues, licenses and subscriptions	**14,329**	18,796
Depreciation	**10,233**	10,233
Equipment rental and maintenance	**10,980**	10,982
Professional services	**30,700**	28,776
Corporate insurance	**5,855**	8,788
Auto and travel expense	**21,707**	24,078
Meals and entertainment	**9,943**	7,852
Advertising and promotion	**4,693**	4,123
Bank and transfer fees	**18,467**	29,928
Interest expense	**1,098**	546
	1,791,832	2,036,084

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME, *Continued*
for the years ended December 31, 2013 and 2012

	2013	2012
Income before federal income taxes	**470,361**	2,232
Federal income tax expense	**361**	2,232
Net income	**$ 470,000**	$ -0-

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2013 and 2012

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2012	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200
Net income					
Less dividends paid				(75,000)	(75,000)
Balances, December 31, 2012	1,000	50,000	237,883	61,317	349,200
Net income				470,000	470,000
Redemption of common stock	(333)	(16,666)	(55,383)	(44,351)	(116,400)
Less dividends paid				(150,000)	(150,000)
Balances, December 31, 2013	**667**	**$ 33,334**	**$ 182,500**	**$ 336,966**	**$ 552,800**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2013 and 2012

Subordinated borrowings at January 1, 2012	$ 450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2012	450,000
Increases:	
None	
Decreases:	
Payment of subordinated notes	(450,000)
Subordinated borrowings at December 31, 2013	**$ -0-**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	**$ 470,000**	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**10,233**	$ 10,233
Cash surrender value of life insurance	**22,967**	5,510
Changes in assets and liabilities:		
Segregated cash	**39,000**	(34,000)
Net receivables from clearing broker and customers	**(146,921)**	7,223
Concessions receivable	**(3,095)**	483
Officer receivable	**(7,039)**	(1,547)
Deposits with clearing brokers	**(273,000)**	(9,000)
DTCC common stock	**(137)**	1,278
Payable to brokers and dealers	**(47,093)**	43,870
Accounts payable and other liabilities	**(8,910)**	171
Accrued profit sharing plan contribution	**(4,598)**	5,166
Accrued payroll	**(20,982)**	59,266
Payroll and business taxes payable	**(1,018)**	551
Federal income taxes payable	**(1,871)**	1,971
Net cash provided by operating activities	**27,536**	91,175
Cash flows from financing activities:		
Dividends paid	**(150,000)**	(75,000)
Redemption of common stock	**(116,400)**	
Net cash used in financing activities	**(266,400)**	(75,000)

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS, *Continued*
for the years ended December 31, 2013 and 2012

	2013	2012
Net increase (decrease) in cash	**(238,864)**	16,175
Cash at beginning of year	**501,541**	485,366
Cash at end of year	**$ 262,677**	$ 501,541
Supplemental disclosure of cash paid for:		
Interest	**$ 1,098**	$ 546
Income taxes	**$ 2,232**	$ 261

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at financial institutions which at times may be in excess of federally insured limits.

DTCC common stock is valued at cost, which approximates fair value.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements.

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the SEC, the Company maintained a special reserve bank account for the exclusive benefit of customers. In compliance with the provision, the Company segregated $39,000 for year ended December 31, 2012. The Company is no longer required to maintain reserves under Exemption Rule 15c3-3.

3. Subordinated Borrowings:

During the year ending December 31, 2012 the Company had non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings were in the amount of $150,000 from each of the 33.33% shareholders with a total of $450,000 due October 31, 2015. All notes were non-interest bearing and are subordinated to the claims of general creditors. The agreements were approved by FINRA and allowable in computing net capital under the SEC's uniform net capital rule. The subordinated notes were repaid during the year ended December 31, 2013.

4. Property and Equipment:

A summary of property and equipment at December 31, 2013 and 2012 is as follows:

	2013	2012
Furniture and equipment	**$67,648**	$67,648
Leasehold improvements	**8,586**	8,586
	76,234	76,234
Less accumulated depreciation	**54,818**	44,585
	$21,416	$31,649

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2013 and 2012, the Company had net capital of $511,180 and $751,048, which was $461,180 and $501,048 in excess of its required net capital of $50,000 and $250,000, respectively. The Company's net capital ratio was .46 to 1 and .45 to 1 at December 31, 2013 and 2012, respectively.

6. Operating Line of Credit:

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due July 5, 2014. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2013 and 2012.

7. Note Payable:

The Company's note payable consisted of a promissory note to FINRA due $500 monthly including 6.25% interest. The note was paid off during the year ended December 31, 2013. The note balance at December 31, 2012 was $3,425.

8. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2013 and 2012 were $93,069 and $97,667, respectively.

9. Commitments:

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. The Company had a month to month sublease agreement of $4,000 per month that was discontinued during the year ended December 31, 2013. Rent expense, net of sublease payments, was $122,086 and $94,165 for the years ended December 31, 2013 and 2012, respectively.

Future minimum payments under the lease agreement are as follows:

Years ending December 31:	
2014	$127,992
2015	127,992
2016	127,992
2017	127,992
2018	31,998
	$543,966

10. Federal Income Taxes:

The differences between the Company's effective income tax and the statutory rate results principally from certain nontaxable income and nondeductible expenses. Federal income tax expense for the years ended December 31, 2013 and 2012was $361 and $2,232 respectively.

As of December 31, 2013, the tax years that remain subject to examination by the Internal Revenue Service are 2010 through 2013.

11. Stock Redemption Agreement:

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination.

During the year ended December 31, 2013 the Company redeemed 333 shares of stock as a result of the death of one of its stockholders. The Company also received life insurance proceeds related to the death of the stockholder.

12. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 5, 2014, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt
Curt A. Andersen

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2013 and have issued our report thereon dated February 5, 2014, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, 3, and 4 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules 1, 2, 3, and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

February 5, 2014
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Net capital:		
Stockholders' equity:		
Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	336,966	
Total stockholders' equity		**$ 552,800**
Deductions:		
Non-allowable assets:		
Officer receivable	12,266	
Deposit and prepaid expense	600	
DTCC common stock	7,338	
Property and equipment at cost, net of accumulated depreciation	21,416	
		41,620
Net capital		**511,180**
Minimum net capital required		**50,000**
Excess net capital		**$ 461,180**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2013

Aggregate indebtedness:		
Accounts payable	$ 19,998	
Other liabilities	22,642	
Accrued profit sharing plan contribution	93,069	
Accrued payroll	93,598	
Payroll and business taxes payable	3,181	
Federal income taxes payable	361	
Total aggregate indebtedness		**$ 232,849**
Ratio: Aggregate indebtedness to net capital		**.46 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as stated under Exemption Rule 15c3-3.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2013

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 511,180**
Net capital as computed on page 17	**$ 511,180**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 232,849**
Aggregate indebtedness as computed on page 18	**$ 232,849**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt
Curt A. Andersen

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 5, 2014
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON
PROCEDURES
December 31, 2013

MCDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON
PROCEDURES
December 31, 2013

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt
Curt A. Andersen

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum's management is responsible for the Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 13, 2014
Spokane, Washington

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023305 FINRA DEC
ALLIANT SECURITIES INC. TURNER 19*21
Nord Kienbaum
695 North Legacy Ridge De Ste 300
Liberty Lake, Wa. 99019-7725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sally Mann

WORKING COPY

AMENDMENT

2. A. General Assessment (item 2e from page 2) $ 2,589.40

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,215.84)

_______ Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) 1,373.56

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,373.56
-1,368.56 paid ck#36019

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5.00

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliant Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)
Michael O NOrd

President
(Title)

Dated the 13 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,262,192
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,262,192
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	594,621 Fully disclose
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	129,181
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Death Bënefit paid (Deductions in excess of $100,000 require documentation)	502,630
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,226,432
2d. SIPC Net Operating Revenues	$ 1,035,760
2e. General Assessment @ .0025	$ 2,589.40 (to page 1, line 2.A.)